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+--------+
| FORM 4 |                       U.S. SECURITIES AND EXCHANGE COMMISSION
+--------+                               Washington, D.C. 20549
[_] Check this box if
    no longer subject    ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    to Section 16.
    Form 4 or Form 5
    obligations may        Filed pursuant to Section 16(a) of the Securities
    continue. See             Exchange Act of 1934, Section 17(a) of the
    Instruction 1(b).        Public Utility Holding Company Act of 1935 or
                           Section 30(f) of the Investment Company Act of 1940
--------------------------------------------------------------------------------
1.  Name and Address of Reporting Person

    Team                             David                            O.
--------------------------------------------------------------------------------
        (Last)                      (First)                        (Middle)

                            760 N.W. 107th Avenue
--------------------------------------------------------------------------------
                                   (Street)

         Miami                         FL                             33172
--------------------------------------------------------------------------------
        (City)                      (State)                           (Zip)


2.  Issuer Name and Ticker or Trading Symbol LNR Property Corporation/ LNR
                                             -----------------------------------

3.  I.R.S. Identification Number of Reporting Person, if an entity
    (voluntary)
                --------------

4.  Statement for Month/Year Apr-02
                             ---------------------------------------------------

5.  If Amendment, Date of Original (Mo./Yr.)
                                               ---------------------------------


6.  Relationship of Reporting Person to Issuer (Check all applicable)


    ___ Director     X  Officer             ___ 10% Owner    ___ Other
                    --- (give title below)                       (specify below)

    Vice President
    ----------------------------------------------------------------

7.  Individual or Joint/Group Filing

     X   Form filed by One Reporting Person
    ----
    ____ Form filed by More than One Reporting Person

Table I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

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1. Title              2. Trans-  3. Trans-       4. Securities Acquired (A)        5. Amount of         6. Owner-    7. Nature
   of                    action     action          or Disposed of (D)                Securities           ship         of In-
   Security              Date       Code            (Instr. 3, 4 and 5)               Beneficially         Form:        direct
   (Instr. 3)            (Mo/       (Instruc-                                         Owned at             Direct       Bene-
                         Day/        tion 8)                                          End of               (D) or       ficial
                         Yr)     -----------------------------------------------      Month                Indirect     Owner
                                  Code / V       Amount / A or D / Price            (Instr. 3 and 4)     (Instr. 4)     (4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock             N/A          N/A                N/A                                83               I       By Savings Plan
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Common Stock          4/1/2002         X            2,185 / A / 31.10                   15,085               D
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Restricted Common
Stock (1)                N/A          N/A                N/A                            37,500               D
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. (Print or Type Responses)

(1) Represents shares of restricted stock. The shares vest with respect to one-quarter of the total number of shares on January 19, 2002 (50,000), and the remainder will vest on each of January 19, 2003, January 19, 2004, and January 19, 2005 to the extent of one-quarter of the total number of shares.

FORM 4 (continued)       Table II Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                (e.g., puts, calls, warrants, options, convertible securities)
------------------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative            2. Conver-          3. Trans-           4. Transac-            5. Number of Deriv-
    Security (Instr. 3)               sion or             action              tion Code              ative Securities
                                      Exercise            Date                (Instr. 8)             Acquired (A) or
                                      Price of            (Month/                                    Disposed of (D)
                                      Deriv-              Day/                                       Instr. 3, 4, 5
                                      ative               Year)
                                      Security

                                                                              Code / V               (A)    (D)
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Common Stock Options                  13.73                 N/A                 N/A               N/A
------------------------------------------------------------------------------------------------------------------------------------
Common Stock Options                24.8125                 N/A                 N/A               N/A
------------------------------------------------------------------------------------------------------------------------------------
Common Stock Options                17.3125                 N/A                 N/A               N/A
------------------------------------------------------------------------------------------------------------------------------------
Common Stock Options               18.15625                 N/A                 N/A               N/A
------------------------------------------------------------------------------------------------------------------------------------
Common Stock Options               26.84375                 N/A                 N/A               N/A
------------------------------------------------------------------------------------------------------------------------------------
Common Stock Options                  31.30                 N/A                 N/A               N/A
------------------------------------------------------------------------------------------------------------------------------------
Stock Purchase Agreement (2)          31.10               4/1/2002               X             2,185 (D)
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Stock Purchase Agreement (3)          36.12               4/30/2002              I             9,202 (A)
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                         6. Date Exer-     7. Title and Amount of          8. Price    9. Number       10. Owner-      11. Na-
                            cisable and       Underlying Securities           of          of Deriv-        ship            ture
                            Expiration        (Instr. 3 and 4)                Deriv-      ative            Form            of In-
                            Date                                              ative       Secur-           of De-          direct
                            (Month/Day/                                       Secur-      ities            rivative        Bene-
                            Year)                                             ity         Bene-            Securities      ficial
                                                                              (Instr.     ficially         Bene-           Owner-
                                                                              5)          Owned            ficially        ship
                                                                                          at End           Owned at        (Instr.
                                                                                          of               End of          4)
                                                Title/Amt.                                Month            Month
                          Exer/Expir.           or # of Shares                            (Instr. 4)       (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
                      10-31-97 / 08-15-06    Common Stock Options/ 12,331       N/A       12,331                D
------------------------------------------------------------------------------------------------------------------------------------
                      10-31-98 / 10-30-07    Common Stock Options/ 37,500       N/A       37,500                D
------------------------------------------------------------------------------------------------------------------------------------
                      01-01-99 / 12-14-07    Common Stock Options/ 26,250       N/A       26,250                D
------------------------------------------------------------------------------------------------------------------------------------
                      01-28-01 / 01-27-10    Common Stock Options/ 10,000       N/A       10,000                D
------------------------------------------------------------------------------------------------------------------------------------
                      01-17-02 / 01-16-11    Common Stock Options/ 10,000       N/A       10,000                D
------------------------------------------------------------------------------------------------------------------------------------
                      01-02-03 / 01-01-12    Common Stock Options/ 10,000       N/A       10,000                D
------------------------------------------------------------------------------------------------------------------------------------
                      04-01-03 / 04-01-06    Stock Purchase Agreement/ 13,607   N/A       13,607                D
------------------------------------------------------------------------------------------------------------------------------------
                      04-01-03 / 04-01-07    Stock Purchase Agreement/ 9,202    N/A        9,202                D
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Explanation of Responses:

* If the form is filed by more than one reporting person, see Instruction
4(b)(v).

** Intentional misstatements or ommissions of facts constitute Federal Criminal
   Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

                           /s/ David O. Team                       5/10/2002
                           ----------------------------------------------------
                                ** Signature of Reporting Person     Date
                           David O. Team

   Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See instruction 6 for procedure.

(2) Represents a signed purchase agreement under the 2001 Senior Officer Stock Purchase Plan. On April 1st of each year from 2003 through 2006, Mr. Team will make purchases of LNR common stock. These purchases will total 13,607 shares.

(3) Represents a signed purchase agreement under the 2001 Senior Officer Stock Purchase Plan. On April 1st of each year from 2003 through 2007, Mr. Team will make purchases of LNR common stock. These purchases will total 9,202 shares.

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